Contact

www.linkedin.com/in/brianle20
(LinkedIn)

Top Skills

Datadog
TypeScript
Express.js

Brian Le

Founder & CEO @ need | YC Alum W20
Los Angeles, California, United States

Summary

I'm a self-taught software engineer (UCLA EE) who founded Duffl (YC W20). I'm a builder at heart; I love to create problem-solving tools / products and organizations that delight and bring communities together. I have a strong background in startups building scalable solutions and hiring teams, as well as experience working within larger teams that foster strong collaboration, support, and personal growth.

Experience

Need
Founder & CEO
March 2025 - Present (3 months)
Fountain Valley, California, United States

The Walt Disney Company
Software Engineer II
November 2024 - March 2025 (5 months)
Santa Monica, California, United States

Disney Entertainment and ESPN Technology (DEET): Hulu, Disney+, ESPN+, Star+, Disney Streaming

ACA Lion Dance at UCLA
2 years 10 months

Owner; Alumni Advisor
June 2023 - June 2024 (1 year 1 month)

2023 - 2024 Notable Clients:
- SpaceX, Apple, Hulu, Spotify, Tiktok, Tinder, Lionsgate, SB Lakers, 88 Rising, Las Virgenes Unified School District, Dharma Seal Temple, Disneyland California Adventure, 99 Ranch Market, Mar Vista Farmers Market, UCLA East West Medicine, Hennessy Louis Vuitton, Hilton Universal City

Coordinator
September 2021 - June 2023 (1 year 10 months)

The team performs at events such as weddings, corporate parties, festivals, and birthday parties, all around the LA area.

- Redesigned landing page and added contact form to increase conversion rates of interested clients, leading to an 8x increase from the historical average annual team revenue
- Improved recruiting efforts to double the usual incoming class size
- Designed, developed, and deployed Dockerized Discord bot to assist with internal team logistics
- Overhauled team SOPs and built internal software tools to allow future Coordinators to run the team smoothly

SpaceX
Software Engineer
January 2024 - April 2024 (4 months)
Hawthorne, California, United States

Payments on Starlink.com -- maintaining and building payment processor integrations, with components including but not limited to card vaulting, 3DS Authentication, webhooks handling changing payment states, secure UI elements. Communicating directly with Starlink customers to resolve customer support ticket escalations regarding payments and billing.

- Identified and fixed a bug that mishandled 3D Secure payment authentication that hindered a large number of customers from paying their monthly subscription or change their payment method, unblocking $60K of unrealized revenue
- Implemented logic to ingest chargeback reversed and second chargeback webhooks received from processors to ensure ledger line and customer balance accuracy on customer accounts

Duffl
4 years 10 months

Software Engineering Consultant
February 2022 - September 2023 (1 year 8 months)

Co-Founder, CTO
December 2018 - February 2022 (3 years 3 months)
Los Angeles, California, United States

Duffl (YC W20) is an online grocery store that delivers to college students in 10 minutes. Operated in as many as 10 locations across 4 regions in the United

States (UCLA, USC, UCSB, UC Berkeley, ASU, UofA, UT Austin, SDSU, Chico State, Georgetown). Acquired by REV Delivery and continues to operate at UCLA and USC.

- Designed and built original web application, UI/UX, and REST API for both customer and logistical services using Django, MySQL, and React, version-controlled using Git on GitLab and deployed on cloud computing provider AWS
- Developed inventory management system with an algorithm to track rates of sale of products for strategic restocking
- Refactored backend architecture by introducing a service layer to increase reusability and readability
- Ran stress tests to dictate areas for performance optimization and improve load times
- Integrated with third-party providers (Stripe, Braintree, Rippling) to develop payment channels and collect timesheets for hourly payroll
- Led product iterations to increase overall conversation and retention while increasing labor efficiency
- Designed data layer for ease of conducting analysis using business intelligence tools like Metabase
- Raised a $12M Series A led by Volition Capital and $1.3M seed round.
- Hired and managed a 5-person engineering team following AGILE principles.
- Interviewed hundreds of delivery associate candidates and hired 30 of the first delivery associates at UCLA.

City Fellows Consortium
Consortium Fellow
November 2018 - May 2021 (2 years 7 months)
Los Angeles, CA

The City Fellows Consortium is a committed gathering of Los Angeles' most outstanding undergraduate engineering/technology fellows selected from the region's most elite universities (including UCLA, USC, and Caltech) to form an innovation-centered private league. The Consortium focuses on building every Fellow's ties to the local community, including venture capital and early stage technology companies.

Freelance
Private Tutor
September 2018 - June 2019 (10 months)
Los Angeles, California, United States

Tutored two students over two academic quarters in an introductory computer science course. Both students received an A in the class.

Networked and Embedded Systems Laboratory (NESL)
Research Assistant
June 2018 - June 2019 (1 year 1 month)
Los Angeles, CA

NESL is a research lab at UCLA that explores the broad area of embedded and cyber-physical systems for applications in IoT, ubiquitous and mobile computing, and pervasive sensing and control.

- Explored and implemented deep and reinforcement learning algorithms on various robotics such as UAVs and autonomous cars alongside two CSST undergraduates from China and two Ph.D candidates
- Worked with internally developed localization system with ultra-wideband nodes
- Explored means of synchronizing different sensing platforms, ranging from depth cameras, LIDAR, acoustic imaging, and radar, for localization and mapping
- Assembled a DeepRacer-like car with a Jetson TX2, Raspberry Pi, LIDAR, stereo cameras, and acoustic sensors for experimentation with multimodal sensing and sensor fusion
- Designed a PCB with basic sensor abilities on Altium Designer

Stanford University School of Engineering
Lab Intern
July 2017 - August 2017 (2 months)
Palo Alto, California

Worked directly with Ph. D students to learn industry software in VLSI design such as Virtuoso, IC Compiler, VCS, DVE, Design Vision, PrimeTime. Worked with Nicolas Wainstein of Technion - Israel Institute of Technology to design lab manual for EE 271: Introduction to VLSI Systems.

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Education

University of California, Los Angeles
Bachelor of Science - BS, Electrical Engineering, Technical Breadth in Computer Science.